July 29, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Letter of Comment dated July 6, 2005

American Dental Partners, Inc.

File No. 000-23363

Dear Mr. Rosenberg:

We have received your letter dated July 6, 2005. On July 7, 2005, I spoke with Keira Ino to explain when we would provide a response to your comments. As you requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, we have filed this response letter on EDGAR under the form type label CORRESP.

Comment No. 1

Please explain to us more fully why it is appropriate for you to discuss the revenues of the dental practices that you do not consolidate as if they were your revenues. Reference the accounting literature related to non-GAAP measures in determining the appropriateness of this usage.

As a matter of historical perspective, prior to our Annual Report filed on Form 10-K for the year ended December 31, 2002, the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of our SEC filings analyzed our financial results and operating trends by comparing expenses to our net

Mr. Jim B. Rosenberg

July 29, 2005

revenues. We changed the analysis to include the adjusted gross revenue of our affiliated dental group practices for two primary reasons, both of which were for the benefit of the users of our financial statements.

First, many of our expenses have a relationship to the adjusted gross revenue of our affiliated dental group practices. For example, our “lab fees and dental supplies” line item, which includes items actually used in the practice of dentistry by our affiliated dental group practices, is directly impacted by the adjusted gross revenue of affiliated dental group practices, not our net revenue. As the adjusted gross revenue of our affiliated dental group practices increases, we expect to also see an increase in our lab fees and dental supplies expense. Therefore, the trends in our operating expenses are more directly impacted by revenue of the affiliated dental group practices, not our net revenue.

Second, our net revenue is comprised of two components: (i) expense reimbursements for those expenses incurred on behalf of our affiliated dental group practices in the operation of the clinic locations, and (ii) management service fees. In recent years, we have entered into a number of new affiliations with dental group practices in states where the dental group practice is required, by state regulation, to employ the dental hygienists and/or dental assistants. With these affiliated dental group practices, the net revenue we earn and the operating expenses we incur are less than our overall business. As a result, we experienced a continuing trend in which lab fees and dental supplies expense, as an example of a specific expense line item, was increasing as a percentage of our overall net revenue but not as a percentage of the adjusted gross revenue of our affiliated dental group practices. Thus, our MD&A based on an analysis of our net revenue was portraying an inaccurate financial trend and was, in the process, creating confusion based on feedback we received from investors. We believe our current approach provides a more meaningful analysis of the financial performance of our business and operating trends.

Item 10(e) of Regulation S-K allows registrants to present financial measures not in accordance with Generally Accepted Accounting Principles (“GAAP”), subject to the following:

(A) A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

(B) A reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section;

(C) A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors; and

Mr. Jim B. Rosenberg

July 29, 2005

(D) To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (C) above.

We believe (A) the Revenue Overview subsection provides equal or greater prominence to our Net Revenue, (B) the financial tables contained in the Results of Operations subsection provides necessary reconciliations between GAAP and non-GAAP measures and (C) the Net Revenue and Results Operations subsections both provide reasons why we feel it is appropriate to discuss non-GAAP measures, and as such we believe our MD&A, with respect to the use of non-GAAP financial measures, complies with Item 10(e) of Regulation S-K.

Comment No. 2

Please explain to us why you feel that the presentation of the contractual obligations net of reimbursement obligations is appropriate. Also explain why it appears that you did not include interest obligations related to the debt issuances. Include specific references to the applicable guidance within the rules that you feel supports the presentation.

Item 303(a)(5) of Regulation S-K requires a tabular disclosure of contractual obligations. We have disclosed our operating lease obligations in our MD&A in accordance with this requirement. Pursuant to our Service Agreements, the affiliated dental group practices are contractually required to reimburse us for the lease expenses of the clinic locations that are incurred by us on their behalf. We have therefore disclosed the amount of obligations that are to be reimbursed pursuant to our Service Agreements. We believe this disclosure provides a more accurate understanding of our contractual lease obligations, including the contractual source of funds to meet these obligations.

Disclosure requirements for contractual obligations under Item 303(a)(5) of Regulation S-K refer to the respective GAAP definitions. Specifically, SFAS No. 47 “Disclosure of Long-Term Obligations” requires disclosure of long-term debt maturities and sinking fund requirements but does not require disclosure of future annual interest payments. Accordingly, we have not included such amounts in this table. However, we have disclosed the contractual agreements related to interest on our indebtedness in the Liquidity and Capital Resources subsection of the MD&A and in Note (9) to the Consolidated Financial Statements.

Comment No. 3

Please explain to us the appropriateness of recording the “estimated fair value of the service agreements [as] the excess of the purchase price over the estimated fair value of

Mr. Jim B. Rosenberg

July 29, 2005

the tangible assets acquired and liabilities assumed” related to the new affiliations. Refer to paragraph 43 of SFAS 141. Also demonstrate to us where you complied with all of the disclosure required by paragraph 44(a)(3) of SFAS 142.

Paragraph 43 of SFAS No. 141 “Business Combinations” indicates the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in a business combination shall be recognized as goodwill. However, our affiliation transactions are not business combinations as defined within paragraph 9 of SFAS No. 141, because (i) they do not involve the acquisition of the net assets that constitute a business as defined in EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves the Receipt of Productive Assets or of a Business” and (ii) we do not acquire any equity interest in, nor obtain control of, the dental group practices with which we affiliate. In an affiliation transaction, we enter into a long-term Service Agreement to provide management services to the dental group practice and concurrently enter into an Asset Purchase Agreement to acquire principally the facilities-related assets of the dental group practice. As our affiliations do not meet the criteria for classification as business combinations, we assign the investment we make at the time of affiliation in excess of the net assets acquired pursuant to Asset Purchase Agreements as an intangible asset related to Service Agreements. We believe this is appropriate and in conformity with GAAP.

Paragraph 44(a) (3) of SFAS No.142 “Goodwill and Other Intangible Assets” requires that the weighted-average amortization period for each intangible asset class be disclosed. We have reviewed the applicable disclosure guidance and we will revise our Summary of Significant Accounting Policies to include the necessary disclosure, which will be reflected beginning with our Form 10-Q to be filed for the quarter ended June 30, 2005.

Comment No. 4

Please tell us the amount of reserves related to these insurance exposures.

The total amount accrued for estimated insurance losses below retention levels was less than 5% of our consolidated total assets at December 31, 2004, and hence not material. Accordingly, we did not disclose the reserve amount in the Notes to Consolidated Financial Statements.

Comment No. 5

We note that you include a significant expenditure in the current period related to “Acquisitions and affiliations, net of cash acquired.” We note you also reference a “platform” affiliation that occurred in February of 2005 multiple times as a reason that affected your operations throughout management’s discussion and analysis. Please tell us why you felt it appropriate to omit any significant disclosure related to this apparently new affiliation in your document.

Mr. Jim B. Rosenberg

July 29, 2005

On February 1, 2005, we completed a platform affiliation (i.e. purchased selected assets pursuant to an Asset Purchase Agreement and entered into a Service Agreement) with Premier Dental Partners. We evaluated this affiliation and one additional small practice affiliation that was combined with one of our existing affiliated dental group practices effective January 1, 2005 (i.e. purchased selected assets pursuant to an Asset Purchase Agreement only) and determined that these affiliations represented 2.3% and less than 0.1%, respectively, of our total assets. Therefore, individually and in the aggregate, they were not significant for reporting purposes in accordance with Rule 1-02(w) of Regulation S-X. While we have referenced the impact of these affiliations in our MD&A, we do not deem these affiliations significant to our consolidated results of operations necessitating more prominent disclosure. Should we complete additional affiliations in 2005 that individually or in the aggregate are significant to our consolidated financial results, we will include appropriate disclosures.

Please do not hesitate to contact me with any questions you may have upon review of these responses.

Sincerely,

/s/ Breht T. Feigh
Breht T. Feigh
Executive Vice President,
Chief Financial Officer and Treasurer

BTF/as